UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Metals Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
370304206
(CUSIP Number)

Michael Duncan 1155 W 4th Street, Suite 210 Reno, NV 89503
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370304206

SCHEDULE 13D

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Michael Duncan
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 12,714,386[1]
(8) Shared voting power: See Footnote 2.
(9) Sole dispositive power: 12,714,386[1]
(10) Shared dispositive power: See Footnote 2.
(11) Aggregate amount beneficially owned by each reporting person: 12,714,386[2]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 5.7%[2]
(14) Type of reporting person IN

1 Mr. Duncan disclaims beneficial ownership for all of these shares except for 9,857,143 shares, which he holds as of the date hereof.  2,857,243 shares relate to a warrant for which Mr. Duncan has not yet received paperwork.

2 Mr. Duncan is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5. Mr. Duncan disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Dr. Robert D. Hesselgesser
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 6,324,143
(8) Shared voting power: See Footnote 3.
(9) Sole dispositive power: 6,324,143
(10) Shared dispositive power: See Footnote 3.
(11) Aggregate amount beneficially owned by each reporting person: 6,324,143[3]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 2.8%[3]
(14) Type of reporting person IN

3 Mr. Hesselgesser is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Hesselgesser disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Kenneth Robert Gearhart
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 4,180,000
(8) Shared voting power: See Footnote 4.
(9) Sole dispositive power: 4,180,000
(10) Shared dispositive power: See Footnote 4.
(11) Aggregate amount beneficially owned by each reporting person: 4,180,000[4]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 1.8%[4]
(14) Type of reporting person IN

4Mr. Gearhart is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Gearhart disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Keith Alan Knight
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 3,112,650
(8) Shared voting power: See Footnote 5.
(9) Sole dispositive power: 3,112,650
(10) Shared dispositive power: See Footnote 5.
(11) Aggregate amount beneficially owned by each reporting person: 3,112,650[5]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 1.4%[5]
(14) Type of reporting person IN

5 Mr. Knight is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Knight disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Walter W. Knauss
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 2,040,000
(8) Shared voting power: See Footnote 6.
(9) Sole dispositive power: 2,040,000
(10) Shared dispositive power: See Footnote 6.
(11) Aggregate amount beneficially owned by each reporting person: 2,040,000[6]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.9%[6]
(14) Type of reporting person IN

6 Mr. Knauss is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Knauss disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) Larry Max Bigler
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 2,021,412
(8) Shared voting power: See Footnote 7.
(9) Sole dispositive power: 2,021,412
(10) Shared dispositive power: See Footnote 7.
(11) Aggregate amount beneficially owned by each reporting person: 2,021,412[7]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.9%[7]
(14) Type of reporting person IN

7 Mr. Bigler is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Bigler disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

(1) Names of reporting persons. I.R.S. Identification Nos. (entities only) David L. Holmes
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of Funds PF
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,280,000
(8) Shared voting power: See Footnote 8.
(9) Sole dispositive power: 1,280,000
(10) Shared dispositive power: See Footnote 8.
(11) Aggregate amount beneficially owned by each reporting person: 1,280,000[8]
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 0.5%[8]
(14) Type of reporting person IN

8 Mr. Holmes is also a member of a group consisting of the Reporting Stockholders hereunder, which collectively own 31,672,591 shares of GMC, representing 14.1% of GMC’s outstanding common stock as described under Item 5.  Mr. Holmes disclaims beneficial ownership of the shares held by the other Reporting Stockholders reporting hereunder.

CUSIP No. 370304206

Item 1.	Security and Issuer. Common Stock of General Metals Corporation 615 Sierra Rose Drive, Suite 1 Reno, Nevada 89511
Item 2. (a), (b), (c) (d) (e) (f)
Identity and Background.

The name, address and brief background of each stockholder reporting on this Schedule 13-D (each, a “Reporting Stockholders”) is set forth below.

Michael Duncan
Uranium King Corporation
1155 W 4th Street, Suite 210
Reno, NV 89503

Dr. Robert Don Hesselgesser
Coastal Radiation Oncology Medical Group, Inc.
2230 Lynn Road, Suite 103
Thousand Oaks, CA  91360

Kenneth Robert Gearhart
JKG Builders Incorporated
PO Box 1189
Fernley, NV 89408

Keith Alan Knight
PerTrac Financial Solutions
5441 Kietzke Lane, Suite 140
Reno, NV 89521

Walter W. Knauss
Bestforms Inc.
1135 Avenida Acaso
Camarillo, CA 93012

Larry Max Bigler
Larry Max Bigler, CPA Inc.
14520 Sundance
Reno, NV 89511

David Holmes
Durham Trust Company
730 Sandhill Road, #310
Reno, NV 89521

Not applicable with respect to any of the Reporting Stockholders.

Not applicable with respect to any of the Reporting Stockholders.

United States of America

Item 3.	Source and Amount of Funds or Other Consideration. The shares held by each of the Reporting Stockholders were made with personal funds.

Item 4.
Purpose of Transaction.

The Reporting Stockholders acquired their respective shares of GMC reported hereunder in the belief that such securities represented an attractive investment.  At the time the reported securities were purchased, the Reporting Stockholders had no intent to influence the management of GMC.

However, over the course of the last two years, and particularly during the last seven months, during which Mr. Paul Wang became a director of the Company and later its President, the Reporting Stockholders observed what they consider to be negligent inaction on the part of Mr. Wang and fellow directors Powell and Carrington with regard to GMC’s operations and its fundraising efforts.  The Reporting Stockholders note that GMC is virtually bankrupt, despite the fact that certain of the stockholders have made clear to Mr. Wang a willingness to invest additional money in GMC.  Equally disturbing has been Mr. Wang’s inattentiveness to the views of significant stockholders.

With GMC almost out of funds, the Reporting Stockholders hold firm to their view that with the exception of effective management, GMC has all of the ingredients for a successful company.  Thus, on October 27, 2010, the Reporting Stockholders delivered a letter, attached hereto as Exhibit A (the “October 27 Letter”) to the Board of Directors, requesting that Messrs. Wang, Carrington and Salari either resign from their positions as officers and directors of GMC, or call for a meeting of stockholders as quickly as practicable under SEC rules to allow such stockholders to nominate directors for election at such meeting.

The Reporting Stockholders note that in GMC’s most recent director election held May 10, 2010, Mr. Wang and Mr. Carrington garnered the support of a mere 54% and 53% of the voting stockholders, respectively.  Since only the incumbent board of directors was on the ballot, this means that 46% and 47% of the voters would have preferred a vacancy over the continued service of Messrs. Wang and Carrington, respectively.  This is hardly a vote of confidence!  The Reporting Stockholders believe that after carrying the company financially since its inception, the stockholders of GMC deserve an opportunity to nominate a slate of directors before the ship sinks.  Having an alternative slate of directors on the ballot would give stockholders a meaningful choice in deciding who should guide the company during this critical juncture: incumbents, most of whom have not personally purchased a single share of GMC stock, or independent shareholders, who own significant stakes of GMC.

The Reporting Stockholders have no current plans to seek or propose (but may in the future consider, after the results of conversations with GMC’s management and directors are known) other alternatives for their investment in GMC including pursuing or advancing: (a) an extraordinary corporate transaction, such as a merger, involving GMC; (b) other material changes in the GMC’s business or corporate structure; or (c) actions similar to those described above. The Reporting Stockholders do not currently intend to propose changes to GMC’s corporate structure, and currently have no other plans with respect to their GMC holdings, other than seeking changes in GMC’s board composition as described herein.

The Reporting Stockholders may acquire additional Shares of GMC or may determine to sell or otherwise dispose of some or all of their holdings in the Shares of GMC, in open market or other transactions.  The Reporting Stockholders’ determination with respect to the foregoing possibilities and with respect to the shares of GMC they currently hold will depend upon various factors including, but not limited to, the evaluation of GMC and its prospects, the responses of the current GMC Board and management to the October 27 Letter, general market and economic conditions, other opportunities available to the Reporting Stockholders, other developments and other investment opportunities and other factors the Reporting Stockholders may deem relevant to an investment decision.

The Reporting Stockholders have only an informal agreement to vote the shares they hold in furtherance of changes in the composition of the board of directors of GMC described herein.  Collectively, they hold 31,672,591 shares of GMC. The Reporting Stockholders have not entered into a formal agreement defining roles or responsibilities among the group members.

Item 5.	Interest in Securities of the Issuer.

(a)	Investor	Shares Beneficially Owned		Percentage
	Michael D. Duncan	12,714,386	[9]	5.7%[10]
	Dr. Robert D. Hesselgesser	6,324,143		2.8%
	Kenneth Robert Gearhart	4,180,000		1.8%
	Keith Alan Knight	3,112,650		1.4%
	Walter W. Knauss	2,040,000		0.9%
	Larry Max Bigler	2,021,412		0.9%
	David L. Holmes	1,280,000		0.5%
	Total Beneficial Ownership of Group	31,672,591		14.1%[10]

9 Of these shares, 2,857,243 represent shares that the Mr. Duncan has the right to purchase pursuant to a common stock warrant.

10 The total number of outstanding shares of GMC used for this calculation equals 224,178,868, which consists of 221,321,625 common shares issued and outstanding as of September 16, 2010 (as reported in GMC’s Quarterly Report on Form 10-Q for the period ended July 31, 2010 in accordance with Rule 13d-1 under the Securities Exchange Act of 1934) and 2,857,243 shares underlying the warrant held by Mr. Duncan.

(b) (c) (d) (e)	Unless otherwise indicated, each individual Reporting Stockholder has sole voting power and sole disposition power to those shares held by it. See Exhibit B. None. Not applicable.
Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Stockholders have an informal agreement to vote the shares they hold in furtherance of changes in the composition of the board of directors of GMC described herein.

Item 7.	Material to be Filed as Exhibits. Exhibit A – Letter Dated October 27, 2010 Exhibit B – Trades in GMC by the Reporting Stockholders during the last 60 days

CUSIP No. 370304206	Schedule 13D

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 5, 2010
(Date)

/s/ Michael Duncan
(Signature)
Michael Duncan, Stockholder
(Name/Title)

/s/ Robert D. Hesselgesser, M.D.
(Signature)
Dr. Robert D. Hesselgesser, Stockholder
(Name/Title)

/s/ Kenneth Robert Gearhart
(Signature)
Kenneth Robert Gearhart, Stockholder
(Name/Title)

/s/ Keith Alan Knight
(Signature)
Keith Alan Knight, Stockholder
(Name/Title)

/s/ Walter W. Knauss
(Signature)
Walter W. Knauss, Stockholder
(Name/Title)

/s/ Larry Max Bigler
(Signature)
Larry Max Bigler, Stockholder
(Name/Title)

/s/ David L. Holmes
(Signature)
David L. Holmes, Stockholder
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

October 27, 2010

VIA EMAIL, FACSIMILE AND CERTIFIED U.S. MAIL

Board of Directors of General Metals Corporation
Attention: Paul Wang, Director and President
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada   89511

Dear Paul:

The undersigned stockholders collectively hold just under 15% of the shares of General Metals Corporation (“GMC”) and intend to file a Schedule 13D shortly to report our holdings and our views.  As stockholders, we have become increasingly concerned about the ability and desire of the board of directors and the chief executive officer(s) of GMC to effectively lead GMC to the fruition of its stated objectives.  With GMC out of funds, we have discussed the situation and are now compelled to take action.

We strongly believe that the majority of the GMC board members should be replaced with new, completely independent directors, and want to propose director nominees who we believe would better represent the stockholder base as GMC seeks to maximize value for the stockholders.

We have observed what we believe to be continued negligent inaction during a critical time in GMC’s history, including inattentiveness to stockholders’ opinions. The last two director nominees submitted to stockholders for approval, yourself and Mr. Bob Carrington, garnered the support of a mere 54% and 53% of voting stockholders, respectively, hardly a vote of confidence.  Since the company was reorganized as a mining interest in 2006, this is by far the least support ever shown to directors.

As our confidence in the board has diminished, we believe the need for a stronger stockholder voice in the company’s direction has become equally apparent.  Stockholders have literally carried GMC financially for its entire existence, as GMC has never turned a profit and is not expected to do so anytime soon.  Currently there are approximately 1,800 stockholders, including virtually no institutional investors.  We are concerned that the Board may approve and issue Preferred Stock with preferential terms to the detriment of existing shareholders, many of whom have already endured significant dilution.  We also believe that, in venture capital terms, our investments thus far have taken considerable risk out of the project and the treatment we have received does not appear to reflect that truth.  We highlight the undisputed fact that the holders of GMC’s common stock have carried the company financially thus far in order to show that the stockholders have earned the right to a significant voice in nominating directors.

Paul Wang
October 27, 2010

Without being exhaustive, a few of our concerns are listed below:

•
GMC’s most recently filed Annual Report on Form 10-K (the “Annual Report”) implies that without raising additional money, GMC will soon fail. But despite having $9,000 in the bank as of April 30, 2010, the GMC Board has not offered a viable plan or timeline with regard to its fundraising efforts.  With a mere $9,000 in its account, what could be more important to GMC right now than raising funds?

•
We believe that the best option for maximizing stockholder value lies in bringing the Independence Mine Project into production, and you have failed to communicate to the stockholders a clear plan for doing this.

•
Since your election as a director of GMC on January 28, 2010, GMC has not traded above $0.05 per share, and any efforts taken by you, Mr. Powell, Mr. Salri, or Mr. Carrington to improve the price performance have not been apparent to us.

•
We believe that the only directors to have put cash into the company directly are Mr. Forbush and Mr. Carrington.  Therefore, to the best of our knowledge, neither you, Mr. Powell, nor Mr. Salari have anything other than your reputations at risk.

•
Mr. Wang is listed in the Annual Report as GMC’s “independent financial expert”; however, given his recent appointment as President of the company, Mr. Wang is no longer independent, a fact that is omitted in the press release announcing his appointment as President. Thus, Mr. Powell is the only one of GMC’s current directors who is “independent,” as defined in NASDAQ Marketplace Rule 5605(a)(2) and Mr. Powell owns no shares of GMC, according to the Annual Report.

•	To our knowledge, GMC does not have a Nominating and Corporate Governance Committee, a significant deficiency in GMC’s corporate governance.

•
With only one independent board member, it is not currently possible for GMC to have independent board committees.  Having independent board committees is a best practice for all public companies and a requirement for all public companies listed on a national exchange.

The Securities and Exchange Commission (the “SEC”) recently acknowledged the value of stockholders nominating directors,1 citing evidence that companies with stockholder nominated directors have experienced improvement in corporate governance structures and strategy and increases in stockholder value measured in both absolute returns and relative to peers.2

1 Securities and Exchange Commission, Release No. 34-62764, dated August 25, 2010. See pages 334-335.

2 Id, at page 335.

Paul Wang
October 27, 2010

Mr. Carrington was adamant that Mr. Powell and Mr. Wang were vital to his plans to raise the necessary funding to make this company successful.   Mr. Wang has been a director since March 2010 and Mr. Powell since May 2010 and to date, there have been no announcements of funding, or share private placements, with which to build this Company.

At this point, we believe that you, Mr. Powell, and Mr. Carrington are not working in good faith for the best interests of all stake holders.  To the contrary, we believe the three of you have consistently demonstrated a complete lack of commitment, interest or ability to manage the affairs of the Company, or move the Company forward.  In the President’s letter recently released to the public, there was not one accomplishment identified that you instigated after you took control of the Board of this Company more than 7 months ago.

The foregoing has been discussed on several prior occasions without discernable progress. Consequently, we feel compelled to issue a formal statement of “No Confidence” in your, Mr. Powell’s and Mr. Carrington’s leadership and request that the three of you voluntarily resign your Board and officer positions immediately, or, alternatively, call an annual meeting of the shareholders to be held as quickly as SEC regulations allow in which we will present replacement directors for vote of the shareholders.  Should you choose to refuse both of these requests, we will pursue any and all legal and other remedies at our disposal.

Respectfully,

The Undersigned Stockholders of GMC

[Signature page follows.]

Paul Wang
October 27, 2010

Stockholder
By: /s/ Michael Duncan
Name: Michael Duncan

By: /s/ Dr. Robert Hesselgesser
Name: Dr. Robert Hesselgesser

By: /s/ Kenneth R. Gearhart
Name: Kenneth R. Gearhart

By: /s/ Hank Brock
Name: Hank Brock

By: /s/ Walter Knauss
Name: Walter Knauss, CPA

By: /s/ Keith Knight
Name: Keith Knight

By: /s/ Larry Max Bigler
Name: Larry Max Bigler

By: /s/ David Holmes
Name: David Holmes

EXHIBIT B

Holder	Transaction	Quantity	Date	Price
Dr. Hesselgesser	Buy	10,000	11/05/2010	$0.04
	Buy	36,834	11/04/2010	$0.04
	Sell	2,000	10/18/2010	$0.05

Walter Knauss	Buy	10,000	10/21/2010	$0.044
	Buy	10,000	10/08/2010	$0.039
	Buy	10,000	09/23/2010	$0.041
	Buy	10,000	08/31/2010	$0.038

Kenneth Gearhart	Sell	50,000	11/01/2010	$0.0455
	Sell	45,000	10/18/2010	$0.0475
	Sell	20,000	09/14/2010	$0.0395
	Sell	5,000	09/10/2010	$0.0371
	Sell	25,000	09/09/2010	$0.0360
	Sell	26,100	09/07/2010	$0.0365
	Sell	23,900	09/03/2010	$0.0350